

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Bruce Culleton
Chief Executive Officer
ProKidney Corp.
2000 Frontis Plaza Blvd., Suite 250
Winston-Salem, NC 27103

> **Re: ProKidney Corp.**
> **Registration Statement on Form S-3**
> **Filed November 22, 2023**
> **File No. 333-275701**

Dear Bruce Culleton:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jason Drory at 202-551-8342 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard D. Truesdell, Jr.